FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               September 22, 2005

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: September 22, 2005
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary






                                SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1.   Name of company

     Smith & Nephew plc


2.   Name of director

     James Dick


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     James Dick


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)




5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     N/A


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/ non discretionary

     Grant of Options under employee ShareSave Plan


7.   Number of shares / amount of stock acquired




8.   Percentage of issued class




9.   Number of shares/amount of stock disposed




10.  Percentage of issued class




11.  Class of security




12.  Price per share




13.  Date of transaction




14.  Date company informed




15.  Total holding following this notification




16.  Total percentage holding of issued class following this notification




If a director has been granted options by the company please complete the following boxes.


17.  Date of grant

     21 September 2005


18.  Period during which or date on which exercisable

     1 November 2008 - 30 April 2009


19.  Total amount paid (if any) for grant of the option




20.  Description of shares or debentures involved: class, number

     440 Ordinary Shares of 12 2/p p


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     425.0p


22. Total number of shares or debentures over which options held following this notification

     206,002


23.  Any additional information




24.  Name of contact and telephone number for queries

     Phil Higgins  020 7960 2228


25. Name and signature of authorised company official responsible for making this notification

     Phil Higgins (Assistant Company Secretary)


Date of Notification

22 September 2005


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.